UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SHENGDATECH, INC.
(formerly: ZEOLITE EXPLORATION COMPANY)

(Name of Issuer)

Common Stock, $0.00001 par value per share

 (Title of Class of Securities)

  98943N103

 (CUSIP Number)

Xiangzhi Chen
Taian Economic and Technological Development Zone
Tai'an City, Shandong Province 271000
People's Republic of China
(86-538) 856 0618

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2006

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 98943N103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Xiangzhi Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ×

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 22,902,912
	8	SHARED VOTING POWER 1,998,816
	9	SOLE DISPOSITIVE POWER 22,902,912
	10	SHARED DISPOSITIVE POWER 1,998,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,901,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.9%
14	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE: This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2006 (the “Original Schedule 13D”) and is being filed on behalf of Xiangzhi Chen (the “Reporting Person”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) See Rows 11 and 13 of the Cover Pages.

(b) See Rows 7 through 10 of the Cover Pages.

As of the date hereof, of the 24,901,728 shares of Common Stock of the Company reported in Item 5 (a),  1,998,816 shares are held by Fanying Kong, spouse of the Reporting Person. With the exception of 1,998,816 shares held by his spouse, the Reporting Person has the sole power to vote and dispose of the shares of Common Stock which he beneficially owns. The Reporting Person disclaims beneficial ownership with respect to the 1,998,816 shares held by his spouse.

(c) None, other than the transaction described in Item 4 above.

(d) To the best knowledge of the Reporting  Person, no other person has the right to receive,  or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person:

Date: February 17, 2009

/s/ Xiangzhi Chen
Name: Xiangzhi Chen
Title: President and CEO